SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 22, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes ___       No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes ___       No  X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___       No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K two press releases dated March 21, 2005, announcing that (i) Dassault Systèmes and ICEM Ltd. have established a CAA V5 Gold Software Partnership, and (ii) IBM and Dassault Systèmes announced that Alcoa has chosen their Product Lifecycle Management solutions (PLM) to improve collaboration efficiency and increase integration between engineering and production.

Dassault Systèmes and ICEM Ltd. Establish
CAA V5 Gold Software Partnership

ICEM Ltd. to develop industry-leading Automotive Class-A solutions on Dassault Systèmes’ Version 5 PLM architecture

Paris, France, and Southampton, England, March 21, 2005 – Dassault Systèmes (NASDAQ:DASTY; Euronext Paris: #13065, DSY.PA) and ICEM Ltd. today announced the signing of a strategic software development agreement under which ICEM will develop and sell the next generation of its surface design and analysis and design visualization software suite for Class-A surface development based on Dassault Systèmes’ Version 5 Architecture and Components. ICEM becomes a Gold Software Partner in Dassault Systèmes’ Component Application Architecture Version 5 (CAA V5) software partner program.

ICEM will provide a PLM solution component that will tightly connect the styling and engineering departments, further endorsing the new 3D XML open format from Dassault Systèmes. It will deliver a comprehensive suite of products addressing end-to-end Automotive Class-A processes, from Class-A design and analysis to reverse engineering, realistic rendering and sketch tracing, all fully integrated with the V5 PLM environment. These solutions will include new versions of existing products for static rendering, real-time rendering, scan modeling and quick surfacing, as well as advanced applications such as dynamic, global manipulation of surfaces, advanced surface analysis, and passenger/pedestrian safety analysis.

The solution will be marketed by ICEM and will either operate in standalone mode or in perfect synergy with an existing integrated V5 PLM Solution. The first release including core Class-A surface modeling and modules for dynamic global modification of surfaces and surface optimization are scheduled to be available for customer delivery in the third quarter of this year. ICEM will also provide dedicated, highly skilled consulting, best-practices and support teams to deploy the solutions to the industry. As a next strategic step, Dassault Systèmes and ICEM aim to extend the partnership to Concept Design.

“As a long-term corporate customer of both DS and ICEM, we feel confident that this partnership—merging the strengths of each partner—will be able to fulfill our end-to-end process from styling via Class A to manufacturing, an important process within our Virtual Car strategy,” said Peter Reindl, responsible for CAD/DMU applications and process integration at BMW. “Providing furthermore the necessary openness, this partnership will certainly also enable a better integration of our suppliers into this process.”

“This partnership provides us with a best-in-class automotive Class A surface modeling solution that is fully integrated into our enterprise-wide, CAD environment,” said Richard Riff, Henry Ford Technical Fellow, Virtual Product Creation & PLM, Ford Motor Company. “As a result, we will be using native CATIA V5 data throughout the vehicle body and interior design development process, with no need for data translators. This will bring real benefits in terms of data integrity and consistency, as well as in terms of an improved workflow.”

“Automotive industries around the world are facing constant pressures on their styling and engineering processes and must consider innovative approaches to reduce design cycle time,” said Dominique Florack, executive vice president, Research & Development, Dassault Systèmes. “Leveraging the best assets from each partner, we will deliver a unique and innovative V5-based styling-to-manufacturing approach as an intrinsic part of the PLM business transformation.”

“For ICEM, the significance of this partnership agreement is that it enables us to fulfil our committed strategy, designed to deliver a ‘next-generation’ set of surface modeling software solutions that contribute fully to the process-centric PLM vision of our customers,” said Lee Cureton, CEO, ICEM Ltd. “We also retain our autonomy as an independent software company. One of the principle aids to improving the design-to-manufacture workflow is a fully integrated software environment that enables a seamless and uninterrupted two-way flow of information between the different design and engineering disciplines involved in the process. This agreement enables us to considerably improve design-to-manufacture workflow by providing a tight link from which the whole PLM chain will benefit.”

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About ICEM Ltd.
With its headquarters in the UK, ICEM Ltd. is the leading worldwide developer of advanced surface modeling, design and visualization software. ICEM software is a critical component of the product lifecycle management (PLM) software environments of many of the world’s leading automotive, aerospace, sporting goods and consumer durable products manufacturers and their suppliers.

With a worldwide network of sales and support offices and specialist distributors covering Europe, the USA, South America, Australia and the Asia Pacific region, ICEM’s principal market sector is the worldwide automotive industry. Here it includes most of the leading manufacturers among its customers, including the Ford Motor Company, DaimlerChrysler Group, Volkswagen Audi Group, Porsche, BMW, PSA Peugeot Citroën, Renault, Nissan, Subaru and Harley Davidson among others, as well as leading automotive industry companies such as Volke, EDAG, Pininfarina, Bertone and Bertrandt, among many others. The company also has a significant presence in the industrial design market.
For more information, visit http://www.icem.com

About the CAA V5 Software Community Program
CAA V5 (Component Application Architecture) is Dassault Systèmes’ open middleware and development environment for PLM. The CAA V5 Software Community Program is dedicated to ISVs (Independent Software Vendors) willing to develop, sell and support CAA V5-based applications, fully integrated with CATIA, ENOVIA and DELMIA V5. This collaboration results in the expansion of Dassault Systèmes’ PLM solutions to cover the entire product lifecycle range, thus enabling mutual customers to take advantage of a larger set of products in response to their specific industrial needs. By delivering best-in-class complementary V5 applications, CAA V5 Gold Software Partners further promote Dassault Systèmes’ objective of supporting and continuously improving customer processes. Gold Partners also benefit from a unique and privileged access to Dassault Systèmes’ R&D laboratory and advanced technical and marketing support. Spatial Corp. is the primary channel for marketing, sales and support/services for CAA V5.

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

ICEM Press Contacts:	Dassault Systèmes Press Contacts:	Dassault Systèmes Investor
Editorial contacts:	Anthony Maréchal	Contacts:
Kate Mills,	+ 33 (0)1 55 49 84 21	Emma Rutherford, Harriet Keen
+44 (0)2380 763600	anthony_marechal@ds-fr.com	Financial Dynamics
kate.mills@icem.com		+ 44 207 831 3313
or	Derek Lane (Americas)
Neil McLeod,	+1 818 673-2243
+44 (0)1666 504293	derek_lane@ds-us.com
Neilmcleod@btopenworld.com

Alcoa Streamlines Collaboration and Knowledge Management with PLM Solutions from IBM and
Dassault Systèmes

Company leverages SMARTEAM in enterprise facilities management and design collaboration

Paris – March 21, 2005 – IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), today announced that Alcoa has chosen their Product Lifecycle Management solutions (PLM) to improve collaboration efficiency and increase integration between engineering and production. Alcoa will be presenting its collaborative facilities management solution at the COE Annual Users Conference in Phoenix this week.

Alcoa is a leading producer and manager of aluminum products and components. The supplier is active in the aerospace, commercial transportation and automotive industry, among others. It has experienced the benefits of SMARTEAM in two of its subsidiaries.

Alcoa’s capital engineering for Cleveland Works deployed SMARTEAM for facilities management across four locations. The company is meeting the global challenges of a distributed enterprise by streamlining change management and providing unified access to the more than 60,000 AutoCAD and TIF drawings of presses, buildings, and support systems at its 30-acre Cleveland site, as well as at production sites in Virginia, Hungary, and Mexico.

“Setting up an enterprise PLM system will allow us to expand our capabilities,” said Dora Tripp, system administrator, Design Engineering Services, Alcoa Cleveland. “SMARTEAM’s flexible data model has enabled us to build a complex, scalable knowledge structure for accessing and collaborating with in our organization.”

In a successful two-year pilot program, the other subsidiary, Alcoa Wheel Products’ Commercial Vehicle Wheel Division—which serves the Class 8 truck and automotive OEM industries—implemented SMARTEAM to vault and manage all its CATIA V5 product design data. Upon a successful production launch, the solution will be extended by introducing more optimized processes across additional locations, including multi-CAD legacy data, CATIA V4, SolidWorks and Pro/ENGINEER®, and achieving gateway interconnectivity with the company’s ERP system.

“SMARTEAM has the best integration with CATIA V5 for handling complex file structure interrelationships,” said Jim Black, wheel tooling coordinator for Commercial Vehicle Wheels at Alcoa. “The engineers who work with this day in and day out believe this is key for our future.”

“While delivering daily benefit to individual users and teams, SMARTEAM empowers Alcoa with a strategic enterprise asset for enterprise-wide collaboration and optimal leveraging of product intellectual property,” said Avinoam Nowogrodski, CEO, SMARTEAM. “For Alcoa, the rewards are already evident today, with future business value guaranteed as the scope of its PLM program expands.”

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About Alcoa
Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap® foils and plastic wraps, Alcoa® wheels, and Baco® household wraps. Among its other businesses are vinyl siding, closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has 131,000 employees in 43 countries and has been a member of the Dow Jones Industrial Average for 45 years and the Dow Jones Sustainability Indexes since 2001. More information can be found at www.alcoa.com

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About SmarTeam Corporation Ltd.
SmarTeam develops, markets, and supports rapidly implemented, yet totally customizable, product lifecycle collaboration solutions that drive efficiency, quality and responsiveness for customer-centric organizations and their value chains. Founded in 1995, SmarTeam is one of the fastest-growing companies in the PLM market, with more than 3,100 customers worldwide. Its broad solutions portfolio enables manufacturing organizations and their suppliers and customers to efficiently manage and leverage product knowledge and business processes from concept through maintenance. SMARTEAM solutions help companies of all sizes gain improvements in product quality, reduce costs, expedite project turnaround, comply with industry standards, and shorten time-to-market. SMARTEAM is a Dassault Systèmes and IBM PLM solution and is delivered by world-class resellers on every continent. For more information, visit http://www.smarteam.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Alcoa Inc. Press	IBM Press Contact:	SmarTeam Press Contact:	Dassault Systèmes	Dassault Systèmes
Contact:	Zohra Dali	Diane Benjuya	Press Contact:	Investor Contact:
Rebecca Boroff	+33 6 71 92 71 87	+972-9-7643910	Anthony Marechal	Harriet Keen
+1 216-641-4258	zohradali@fr.ibm.com	diane_benjuya@smarteam.com	+33 1 55 49 84 21	Financial Dynamics
rebecca.boroff@alcoa.com			anthony_marechal@ds-	+44 207 831 3113
fr.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 22, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration